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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Weida Communications, Inc.
(Exact Name of Registrant as Specified in its Charter)

New Jersey (State of Incorporation or Organization)	22-2582847 (I.R.S. Employer Identification no.)
515 East Las Olas Boulevard, Suite 1350 Fort Lauderdale, Florida (Address of principal executive offices)	33301 (Zip code)

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☐

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☒

        Securities Act registration statement number to which this form relates: n/a

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None.	None.

        Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value
(Title of class)

Item 1. Description of Registrant's Securities to be Registered.

General

        Weida Communications, Inc. (the "Company" or the "Registrant") was incorporated under the laws of the State of New Jersey as Laser Recording Systems, Inc. in March 1985. In June 2004, the Company changed its name to Weida Communications, Inc.

        The Company is authorized to issue up to four hundred million (400,000,000) shares of common stock, no par value per share ("Common Stock"), and ten million (10,000,000) shares of preferred stock, no par value per share ("Preferred Stock").

        As of September 17, 2004 the Company has 72,334,486 shares of Common Stock and no shares of Preferred Stock issued and outstanding. In addition, pursuant to a private placement transaction initiated on June 18, 2004, we have sold as of September 17, 2004 and will issue an additional 1,661,245 shares of our Common Stock, which includes 372,322 shares of our common stock to be issued to advisors, at a price of $3.00 per share. The shares were sold and will be issued under common individual purchase agreements and advisory agreements. Our Common Stock sold and to be issued to investors and advisors was sold and will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation D promulgated thereunder.

        The following is a summary of certain provisions of the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws. The Company's complete Restated Certificate of Incorporation and Amended and Restated Bylaws are incorporated herein by reference.

Common Stock

Dividend Rights

        Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available.

Voting Rights

        Holders of Common Stock are entitled to one vote on all matters submitted to the shareholders of the Company for their approval for each share of Common Stock held. Under the Amended and Restated Bylaws of the Company, all elections of directors shall be determined by plurality of votes. All other matters submitted to shareholders of the Company must be approved by a majority of the votes cast.

No Preemptive or Similar Rights

        The Common Stock has no preemptive or conversion rights or other subscription rights. All outstanding shares of Common Stock are fully paid and non-assessable.

Right to Receive Liquidation Distributions

        In the event of a liquidation, dissolution or winding-up of the Company, or the merger or consolidation of the Company into another company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of the Preferred Stock, if any, then outstanding.

Outstanding Warrants to Purchase Common Stock

        On June 11, 2004, in connection with the Company's share exchange with SCL Ventures Ltd., a British Virgin Islands company ("SCL"), the Company issued warrants to purchase 2,370,048 shares of Common Stock at exercise prices of $1.00 and $2.75 per share, which apply to 1,580,048 and 790,000 warrants, respectively. The warrants have a five-year term from the time such warrants are exercisable.

        On June 18, 2004, we initiated a private placement transaction pursuant to which we have sold as of September 17, 2004 and will issue additional warrants to purchase 644,478 shares of our Common Stock at $2.75 per share. The warrant shares were sold and will be issued under common individual purchase agreements. The warrants carry a three and one-half year term from the time such warrants are exercisable. Our warrants sold and to be issued to investors were sold and will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation D promulgated thereunder.

Preferred Stock

        The Company may issue from time to time Preferred Stock in one or more series and fix the number of shares, designations, preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock, and may have the effect of delaying, deferring or preventing a change in control of the Company. The Company currently does not plan to issue any shares of Preferred Stock.

Certain Provisions of the Restated Certificate of Incorporation and Amended and Restated Bylaws of the Company

Restated Certificate of Incorporation

        The Restated Certificate of Incorporation of the Company provides that it may issue up to ten million (10,000,000) shares of Preferred Stock and determine the price, rights, preferences, privileges and restrictions. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may delay, defer or prevent a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of and the voting and other rights of the holders of the Common Stock.

Amended and Restated Bylaws

        The Amended and Restated Bylaws of the Company provide for a board that consists of a range of authorized directors from three to nine, which exact number can be set and amended from time to time by the board. The directors will be elected at the annual meeting of shareholders or any special meeting of shareholders, and each director so elected will hold office until the next annual meeting or until his successor is duly elected and qualified or until his earlier resignation or removal.

        Special meetings of shareholders may be called by the board of directors or the chairman of the board, and shall be called by the president or the secretary upon the written request of a majority of the board of directors or the holders of shares entitled to cast no less than 30% of the votes at the meeting.

Registration Rights

        The holders of 70,985,725 shares of Common Stock (which includes 1,661,245 shares of our Common Stock sold and to be issued as of September 17, 2004 to investors in a private placement transaction and to advisors) are entitled to rights with respect to registration of such shares under the Securities Act of 1933. These rights are provided under the terms of agreements the Company has with the holders of these registrable securities. These registration rights provide for two demand registration rights commencing one hundred and eighty (180) days after the completion of the share exchange exercisable by holders of at least twenty-five percent (25%) of the total registrable securities then outstanding and piggyback registration rights commencing ninety (90) days after the completion of the share exchange, in either case subject to cutbacks at the option of the managing underwriter or the Company.

Transfer Agent and Registrar

        The transfer agent and registrar for the Common Stock is North American Transfer Co.

  Item 2. Exhibits.

Exhibit Number	Description of Document
3.1
Restated Certificate of Incorporation of Weida Communications, Inc. (previously filed as Exhibit 3.1 to, and incorporated by reference from, the Company's Current Report on Form 8-K, dated August 9, 2004, filed with the SEC on August 16, 2004).
3.2
Amended and Restated Bylaws of Weida Communications, Inc. (previously filed as Exhibit 3.2 to, and incorporated by reference from, the Company's Current Report on Form 8-K, dated August 9, 2004, filed with the SEC on August 16, 2004).
4.1	Form of specimen common stock certificate.
4.2	Registration Rights Agreement, dated as of June 25, 2004, by and among the Company and the shareholders of the Company signatory thereto.
4.3	Form of Warrant Instrument dated as of June 11, 2004.
4.4	Form of Warrant Certificate dated June 11, 2004.
4.5	Form of Warrant Instrument to be issued in connection with the June 18, 2004 private placement.
4.6	Form of Warrant Certificate to be issued in connection with the June 18, 2004 private placement.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 8-A to be signed on its behalf by the undersigned, thereunto duly authorized.

Weida Communications, Inc. (Registrant)
Date: September 30, 2004	By:	/s/ MITCHELL SEPANIAK Mitchell Sepaniak President and Chief Executive Officer

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